UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Capital Properties, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 Par Value

(Title of Class of Securities)

140430109

(CUSIP Number)

Stephen J. Carlotti, Esq.

Hinckley, Allen & Snyder LLP

100 Westminster Street, Suite 1500

Providence, Rhode Island 02903

(401) 274-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140430109	SCHEDULE 13D

(1)	Names of reporting persons: Trust under the Eder 2022 Community Property Trust Agreement (the “Eder 2022 Community Property Trust”)
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) Not applicable ☐ (b) Not applicable
(3)	SEC use only
(4)	Source of funds (see instructions): Not applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization: State of Florida, United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 3,453,420
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 3,453,420
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 3,453,420
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 52.3% (based upon 6,599,912 total shares of Class A Common Stock outstanding)
(14)	Type of reporting person (see instructions): OO

Item 1. Security and Issuer.

Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), Capital Properties, Inc. 5 Steeple Street, Unit 303, Providence, Rhode Island 02903

Item 2. Identity and Background.

(a)	Eder 2022 Community Property Trust (the “Trust” or the “Reporting Person”), a trust formed under the Florida Community Property Trust Act.

(b)	Address: c/o Robert H. Eder, Trustee, 220 Sunrise Avenue, Suite 205, Palm Beach, Florida 33480.

(c)

The Trust was established on February 15, 2022 pursuant to The Eder 2022 Community Property Trust Agreement. Robert H. Eder and Linda Eder, both of whom have previously filed a Schedule 13G with respect to the shares of Class A Common Stock now owned of record by the Trust, are Co-Trustees of the Trust. Robert H. Eder is Chairman of the Board and Chief Executive Officer of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding;

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with respect to, and the Reporting Person is not subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws; and

(f)	Not Applicable.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired beneficial ownership of more than 5% of the Issuer’s Class A Common Stock, for purposes of Section 13(d) of the Act, on February 15, 2022 as a result of the transfer to the Reporting Person of 1,726,710 shares of Class A Common Stock by the Robert H. Eder Trust, dated December 4, 1998 (the “Robert H. Eder Trust”) and 1,726,710 shares of Class A Common Stock by the Linda Eder Trust, dated December 4, 1998 (the “Linda Eder Trust”).

Item 4. Purpose of Transaction.

The shares described herein were transferred by the Robert H. Eder Trust and Linda Eder Trust of which Robert H. Eder and Linda Eder serve as co-trustees for estate planning purposes. Mr. Eder, who serves as Chairman of the Board and Chief Executive Officer of the Issuer, and his spouse, Linda Eder, acquired the shares held by their respective trusts over time as an investment. Mr. Eder does not have any plans, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. In his capacity as a director or as an executive officer of the Issuer, the Reporting Person may, from time to time, by virtue of Mr. Eder’s position as a co-trustee, have a role in formulating plans which relate to or would result in any of the foregoing actions, which would be disclosed by the Issuer as required under applicable law. The Reporting Person has no such plans in its capacity as an investor.

Item 5. Interest in Securities of the Issuer.

(a)

The aggregate number of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is 3,453,420 shares, representing 52.3% of the 6,599,912 shares of the Issuer’s Class A Common Stock outstanding on February 15, 2022.

(b)

With respect to the 3,453,420 shares beneficially owned by Trust, the Trust has sole power to vote or to direct the vote of such shares and to dispose or to direct the disposition of such shares and Robert H. Eder and Linda Eder, as co-trustees have shared power to vote or to direct the vote of such shares and to dispose or to direct the disposition of such shares.

(c)	None

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Mr. and Mrs. Eder are both trustees of the Trust, but neither has entered into any agreement with each other or with any person regarding the shares of Class A Common Stock beneficially owned by each of them or by the Trust

Item 7. Materials to be Filed as Exhibits.

None.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: February 18, 2022	Signature:	/s/ Robert H. Eder
	Name:	Robert H. Eder, as Trustee of the Eder 2022 Community Property Trust
Title: